FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated July 31, 2012 regarding Form 20-F filing
2.	Notice to the Market dated July 31, 2012 regarding distribution of dividends
3.	Notice to the Market dated July 31, 2012 regarding Minutes of the Annual Shareholders’ Meetings
4.	Minutes of the Annual Shareholders’ Meeting held on July 31, 2012

Item 1

COSAN LIMITED
BDR Issuer
Corporate Taxpayers' ID (CNPJ/MF): 08.887.330/0001-52

Notice to the Market

COSAN LIMITED (BM&FBOVESPA: CZLT11 and NYSE: CZZ) in compliance with Section 203.01 of NYSE´s Listed Company Manual announces that it has filed its Form 20-F for the fiscal year ended March 31, 2012 with the SEC and posted the document on the Company´s website, www.cosan.com.br/ir.

In order to access the document, please click here.

Cosan security holders may receive a hard copy of this document, which contains Cosan‘s complete audited financial statements, free of charge, upon request. For a copy of this report, requests should be directed to:

Investor Relations Department
Av. Juscelino Kubitschek, 1327 - 4th Floor
04543-011 - São Paulo - SP
Brazil
Phone: + 55 (11) 3897 9797
Fax: + 55 (11) 3897 9798
Email: ri@cosan.com.br

São Paulo, July 31, 2012

Marcelo Martins
CFO and Investor Relations Officer

Item 2

Notice to Shareholders

São Paulo, July 31, 2012 -  COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3), announces to shareholders that, in accordance with the proposal made by the Board of Directors in a meeting held on May 22, 2012, the Annual Shareholders Meeting held on July 31, 2012  for the fiscal year ended March 31, 2012, approved the distribution of dividends in accordance with the following terms:

i. shareholders will receive payment of dividends relative to the 2012 fiscal year ended on March 31, 2012, in the total amount of R$ 250,000,000.00 (two hundred and fifty million reais), corresponding to R$0.622782054 per share, without withholding of income tax;

ii. the dividends will be based on shareholder positions on July 31, 2012, and the Company's shares will trade "ex dividends" as of August 1st, 2012;

iii. the date for effective payment of the dividends will be determined by the Meeting of the Board of Directors to be held on August 27, 2012;

iv. the corresponding credit will be paid on an individual basis to each shareholder based on the shareholder positions stated in item (i) above.

Shareholders holding share custody accounts will receive the amounts in accordance with the procedures adopted by the Stock Exchange.

For shareholders with registration information that does not include an individual or corporate tax identification number (CPF or CNPJ, respectively) or data identifying the bank, bank branch and checking account, the dividends will be credited on the third business day after the date on which a request is made to update the registration information, provided said shareholder effectively updates the registration information in person at a branch of Itaú Unibanco S/A that provides services to shareholders. If the registration information is updated at a bank branch not specializing in providing shareholder services or by correspondence delivered to the stock and debentures unit at the address Unidade de Ações e Debêntures do Itaú Unibanco S/A, Avenida Engenheiro Armando Arruda Pereira, n.º 707, 9º andar, CEP 04344-902, Cidade de São Paulo, Estado de São Paulo, the payment will only be released after the registration information is duly updated in the electronic da! tabases of said bank.

Marcelo Martins
CFO and Investor Relations Officer

Click here to download the Notice to Shareholders.

For further information, please contact the Investor Relation's team:

Guilherme Machado - IR Manager
Phillipe Casale - IR Analyst

Phone: +55 11 3897-9797
ri@cosan.com.br
www.cosan.com.br/ir

Item 3

Minutes of the Annual Shareholders' Meetings held on 07/31/2012

São Paulo, July 31, 2012 -  COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) announces that it has filed the Minutes of the Annual Shareholders' Meetings held on July 31, 2012.

Click here to download the Minutes of the Annual Shareholders' Meetings.

For further information, please contact the Investor Relation's team:

Guilherme Machado - IR Manager
Phillipe Casale - IR Analyst

Phone: +55 11 3897-9797
ri@cosan.com.br
www.cosan.com.br/ir

Item 4
COSAN S.A. INDÚSTRIA E COMÉRCIO
PUBLICLY HELD COMPANY
Corporate Taxpayers’ Id. (CNPJ): 50.746.577/0001-15
Company Registry (NIRE) No. 35.300.177.045

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING HELD ON JULY 31, 2012

1.           Date, Time and Venue: July 31, 2012, at 11 a.m. at the Company’s head office located at Avenida Presidente Juscelino Kubitschek, 1327, 4º andar, sala 01, in the city and state of São Paulo.

2.           Presiding Board: MARCELO DE SOUZA SCARCELA PORTELA – Chairman (indicated in writing by the Chairman of the Board, Rubens Ometto Silveira Mello, pursuant to article 10 of the Company’s Bylaws), and MARIA RITA DE CARVALHO DRUMMOND – Secretary, as indicated by the Chairman of the Meeting.

3.           Attendance: Shareholders representing more than two-thirds (2/3) of the voting capital, as per the signatures in the Shareholder Attendance Register. Also present were Mr. Mr. João Ricardo Ducatti, member of the Fiscal Council and the Audit Committee; Mr. Luiz Carlos Nannini, representative from Ernst & Young Auditores Independentes S.S., the independent audit firm, Mr. Carlos Eduardo Vitorello Vianna, the Company accountant, and Mr. Colin Butterfield, the Company’s Food Division Executive Officer.

4.           Call Notice and Agenda: Call notice was published in the in the “Caderno Empresarial” section of the São Paulo State Official Gazette on July 14, 17 and 18, 2012 and the “Valor Econômico” newspaper on July 16, 17 and 18, 2012, pursuant to article 124, paragraph 1, clause II of Law 6,404 on December 15, 1976, as amended (“Law of Corporations”), to resolve on the following agenda:

(i)	To analyze the management accounts, examine, discuss and vote on the financial statements relating to the fiscal year ended March 31, 2012;
(ii)	To allocate the net income from the fiscal year ended March 31, 2012;
(iii)	To elect the members of the Company’s Board of Directors; and
(iv)	To fix the overall annual management compensation for the fiscal year that started on April 1, 2012.

5.           Deliberations:

After the matter mentioned in item (i) of the agenda was put to vote, the shareholders unanimously approved, with the abstention of those legally impeded, the Management’s Report and the Financial Statements relating to the fiscal year ended March 31, 2012, duly published in the São Paulo State Official Gazette on July 14, 17 and 18, 2012, and in the “Valor Econômico” newspaper on July 16, 17 and 18, 2012, pursuant to the Law of Corporations.

After the matter mentioned in item (ii) of the agenda was put to vote, the shareholders unanimously approved, with the abstention of those legally impeded, the following allocation of the net income from the fiscal year, in the amount of R$ 2,605.8 million: (a) allocation of R$ 130.3 million to “Legal Reserve”; (b) with regard to mandatory dividend of R$ 618,885,155.32, calculated in accordance with the Law of Corporations and the Company’s Bylaws, (b1) distribution of R$ 250,000,000.00, to be paid in up to sixty (60) days starting from this date, with no monetary restatement, to holders of the Company’s shares on this date, according to the procedure to be provided in detail by the Company in a Notice to Shareholders, and (b2) allocation of the remaining mandatory dividend of R$ 368,885,155.32 to the “Realizable Profits Reserve”, pursuant to article 197 of the Law of Corporations, considering that the net income from the year is the result of an unrealized accounting effect; and (c) allocation of the balance net income of R$ 1,856.6 million to the “Special Reserve” for the purposes specified in item (iv) of article 29 of the Bylaws. The allocation of net income hereby approved by shareholders differed from the amount mentioned in the Financial Statements published, yet their republication is not necessary as there was no change in the Company’s income amount or obligations, pursuant to paragraph 4 of article 134 of the Law of Corporations.

After the matter mentioned in item (iii) of the agenda was put to vote, the shareholders approved by absolute majority, with the abstention of those legally impeded, the reelection of the members of the Board of Directors, without the election of alternate members, in accordance with article 15 of the Company’s Bylaws, for a term of two (2) years starting from this date and until the investiture of the members that may be elected to replace them in the future, Messrs. RUBENS OMETTO SILVEIRA MELLO, Brazilian citizen, married, engineer, bearer of Identity Card RG/SSP/SP no. 4.170.972-X and Individual Taxpayer Registration (CPF/MF) no. 412.321.788-53, resident and domiciled in the city and state of São Paulo, with business address at Av. Juscelino Kubitschek, 1327, 4.º, andar, São Paulo (SP) as Chairman of the Board of Directors; MARCELO DE SOUZA SCARCELA PORTELA, Brazilian citizen, married, lawyer, Bar Association (OAB/SP) membership no. 75.709, bearer of Identity Card RG/SSP/SP no. 6.762.668 and Individual Taxpayer Registration (CPF/MF) no. 023.502.188-13, resident and domiciled in the city and state of São Paulo, with address at Av. Juscelino Kubitschek, 1327, 4.º, andar, São Paulo (SP) – Vice Chairman of the Board of Directors; PEDRO ISAMU MIZUTANI, Brazilian citizen, married, engineer, bearer of Identity Card RG/SSP/SP no. 11.350.830 and Individual Taxpayer Registration (CPF/MF) no. 023.236.298-08, resident and domiciled in the city of Piracicaba, state of São Paulo, with business address at Av. Juscelino Kubitschek, 1327, 4.º, andar, São Paulo (SP); SERGE VARSANO, French citizen, married, businessman, holder of French passport no. 01BB13311, issued on 08/31/2005 in Paris, France, resident and domiciled in France, with business address at Rua de La Ville I’Evêque, Paris (75008); ROBERTO DE REZENDE BARBOSA, Brazilian citizen, married, businessman, bearer of Identity Card RG/SSP/SP no. 3.431.622 and Individual Taxpayer Registration (CPF/MF) no. 368.376.798-72, resident and domiciled in the city of Tarumã, state of São Paulo, at Fazenda Nova América, s/no., Bairro Água da Aldeia; MARCELO EDUARDO MARTINS, Brazilian citizen, married, business administrator, bearer of Identity Card RG/SSP/SP no. 15.465.270 and Individual Taxpayer Registration (CPF/MF) no. 084.530.118-77, resident and domiciled in the city and state of São Paulo, with business address at Av. Juscelino Kubitschek, 1327, 4.º, andar, São Paulo (SP); BURKHARD OTTO CORDES, Brazilian citizen, married, administrator, bearer of Identity Card RG/SSP/SP no. 13.255.194-9 and Individual Taxpayer Registration (CPF/MF) no. 286.074.808-39, resident and domiciled in the city and state of São Paulo, with business address at Av. Juscelino Kubitschek, 1327, 2.ºandar, São Paulo (SP); MAILSON FERREIRA DA NOBREGA, Brazilian citizen, divorced, economist, bearer of Identity Card RG/SSP/DF no. 214.106 and Individual Taxpayer Registration (CPF/MF) no. 043.025.837-20, resident and domiciled in the city and state of São Paulo, with business address at Rua Estados Unidos no. 498 São Paulo (SP) – Members of the Board of Directors. Board members Serge Varsano and Maílson Ferreira da Nóbrega are “Independent Members” according to the Listing Rules of BM&FBovespa’s Novo Mercado segment, and represent more than 20% of the members of the Board of Directors elected hereby, thus complying with paragraph 3 of article 15 of the Company’s Bylaws. The Board members elected hereby (a) declared, under the penalty of law, that they meet all the requirements envisaged in Article 147 of the Law of Corporations and CVM Instruction 367/02 for their investiture as Board members; (b) will take office after signing the respective Instrument of Investiture drawn up in the Book of the Minutes of the Board of Directors’ Meetings, the Declarations envisaged in CVM Instruction 367/02 and the Statements of Consent with the Rules of the Novo Mercado of BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange, as applicable.

After the matter mentioned in item (iv) of the agenda was put to vote, the shareholders approved by absolute majority, with the abstention of those legally impeded, to set, pursuant to article 12, paragraph I of CVM Instruction 481/09, the overall management compensation for the fiscal year started on April 1, 2012 and to end on March 31, 2013, at up to thirty-two million reais (R$ 32,000,000.00), including fees and bonuses, to be revised annually based on the collective bargaining agreements in the food segment of the sugar and ethanol industry, which includes the administrators, with May 1 being the reference date. The Board of Directors, through its Compensation Committee, is entrusted with the task of fixing the individual compensation amount.

6.           Closure and Approval of Minutes: The Chairman of the Meeting recorded that Dr. Paulo Roberto Bellentani Brandão submitted the list containing the votes of shareholders represented by him, which was received and initialized by the Presiding Board. With no other business to be addressed, the Chairman called the meeting to close and I, the Secretary, drew up these Minutes, which were read, approved and signed by all, and authorization was given to publish these Minutes without the names of the Shareholders present.

Presiding Board:

MARCELO DE SOUZA SCARCELA PORTELA
Chairman

MARIA RITA DE CARVALHO DRUMMOND
Secretary

Shareholders:

AGUASSANTA PARTICIPAÇÕES S/A; ANNISTON PTE. LTD.; COMMONWEALTH CARRIERS SA; COSAN LIMITED; ISLAND SERVICES MANAGEMENT CORP; e USINA BOM JESUS S/A AÇÚCAR ÁLCOOL
pp. Nathalia Cayres Cipelli

JOSÉ EUGÊNIO DE REZENDE BARBOSA SOBRINHO; RENATO EUGÊNIO REZENDE BARBOSA; REZENDE BARBOSA S/A ADMINISTRAÇÃO E PARTICIPAÇÕES; e ROBERTO DE REZENDE BARBOSA.
pp. Nathalia Cayres Cipelli

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACADIAN EMEMRGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ALASKA PERMANENT FUND; AMERICAN AIRLINES, INC MASTER F. B. P. TRUST; ATHEM INSURANCE COMPANIES, INC. MASTER TRUST; ASG GROWTH MARKETS FUND; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BP PENSION FUND; BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CANADA PENSION PLAN INVESTMENT BOARD; CASEY FAMILY PROGRAM; CF DV EMERGING MARKETS STOCK INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; CORNELL UNIVERSITY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; DUNHAM EMERGING MARKETS STOCK FUND; DUNHAM INTERNATIONAL STOCK FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 1; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX FUND E; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF

BLACKROCK QUANTITATIVE PARTN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ENHANCED EMERGING MARKETS SER OF BLACK QUANTIT PARTNERS LP; EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN; FIDELITY FUNDS - LATIN AMERICA FUND; FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FUTURE FUND BOARD OF GUARDIANS; GMAM INVESTMENT FUNDS TRUST; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; HP INVEST COMMON CONTRACTUAL FUND; HSBC BRIC EQUITY FUND; IBM 401 (K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS STATE BOARD OF INVESTMENT; INTEGRA EMERGING MARKETS EQUITY FUND; ISHARES II PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; SHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FU; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST A; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; LUCENT TECHNOLOGIES INC. MASTER PENSION TR; MARQUIS INSTITUTIONAL GLOBAL EQUITY PORTFOLIO; MELLON BANK N.A EB COLLECTIVE INVESTMENT FUND PLAN; MERCER EMERGING MARKETS EQUITY FUND; MINISTRY OF STRATEGY AND FINANCE; NATIONAL PENSION SERVICE; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS COMMON CONTRACTUAL FUND; OLD WESTBURY GLOBAL OPPORTUNITIES FUND; PANAGORA GROUP TRUST; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PPL SERVICES CORPORATION MASTER TRUST; PRINCIPAL EMERGING MARKETS EQUITY FUND; PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND; PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND; PRINCIPAL GLOBAL INVESTORS COLLECTIVE INVESTMENT TRUST; PRINCIPAL LIFE INSURANCE COMPANY; PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT; PRINCIPAL VARIABLE CONTRACTS FUNDS,INC-DIVER INT ACCOUNT; PSP FOREIGN EQUITY FUND; PUBLIC EMPLOYEES RETIREMENT

SYSTEM OF OHIO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II; ROBECO PORTFOLIO TRUST - ROBECO GLOBAL EMERGING MARK EQ FD; ROCHE US DB PLANS MASTER TRUST; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SHELL PENSION TRUST; SONOMA COUNTY EMPLOYEES RETIREMENT ASSOCIATIO; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; SPDR S&P EMERGING LATIN AMERICA ETF; SPDR S&P EMERGING MARKETS ETF; SSGA EMERGING MARKETS INDEX PLUS NON LENDING COMMON TR FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST. JAMES S PLACE GLOBAL EQUITY UNIT TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF OREGON; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET EMERGING MARKETS; STICHITING BLUE SKY ACT EQ EM MK GL FUND; STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BANK OF KOREA; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE MTBJ, LTD. AS TRT F N TRT ALL C WD E IN I F (TAX E QIIO); THE MASTER TRUST BOJ, LTD. RE: RUSSELL GLOBAL ENVIR. TEC. FD; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS -TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS -TIAA-CREF EMERGING MARKETS EQUITY I F; TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.; UNITED TECHNOLOGIES CORP. MASTER RET. TRUST; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; VIRGINIA RETIREMENT SYSTEM; WHEELS COMMON INVESTMENT FUND; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; BAPTIST HEALTH SOUTH FLORIDA, INC.; JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND; NORGES BANK; PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO; SBC MASTER PENSION TRUST; SCHRODER INTERNATIONAL SELECTION FUND; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; BLACKROCK KOREA LATIN AMERICAN FUND-

MASTER; ROBECO CAPITAL GROWTH FUNDS; FI VOTORANTIM IBRX EM ACOES; FUNDO DE INVESTIMENTO EM ACOES VOTORANTIM VISION; FUNDO DE INVESTIMENTO VOTORATIM VISION INSTITUCIONAL; FUNDO DE INVESTIMENTO VOTORANTIM PERFORMANCE EM ACOES; FUNDO DE INVESTIMENTO VOTORANTIM EM ACOES; FUNDO DE INV. VOTORANTIM EQUITY LONG SHORT 15 MULTIMERCADO; e FI VOTORANTIM EQUITY HEDGE MULTIMERCADO.
pp. Paulo Roberto Bellentani Brandão

ABN AMRO FUNDO DE INVESTIMENTO MULTIMERCADO ABAETE I; ACTARA ACOES FI; FI MULTIMERCADO 49 SANTANDER PREV CREDITO PRIVADO; FIA SANTANDER VIGO; REAL FI EM ACOES ENERGY; REAL FI EM ACOES IBRX INVEST; REAL FIA ATIVO II; REAL FIA IBOVESPA PASSIVO; REAL FIA INSTITUCIONAL; REAL STAR LONG SHORT FI MULTIMERCADO; REALPREV FI MULTIMERCADO; SANTANDER FI EM AÇÕES; SANTANDER FI EM AÇÕES BISA AÇÕES; SANTANDER FI IBRX ATIVO INSTITUCIONAL AÇÕES; SANTANDER FI INSTITUCIONAL AÇÕES; SANTANDER FI SELEÇÃO VIP AÇÕES; SANTANDER FI VALOR AÇÕES; SANTANDER FUNDO DE INVESTIMENTO AÇÕES.
pp. Paulo Roberto Bellentani Brandão

CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES; GC FUNDO DE INVESTIMENTO DE AÇÕES; CONSTELLATION LONG SHORT MASTER FIA; FUNDO FCB MASTER DE INVESTIMENTO DE AÇÕES; BARTHE HOLDINGS LLC; TYLER FINANCE LLC; BEWETT INTERNATIONAL LLC; e LS OC LLC.
pp. Marcos Hideo Yoshikawa Matsutani

DYC FUNDO DE INVESTIMENTO EM AÇÕES; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR F.M. DE INVEST.EM AÇÕES C.LIVRE; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; KEMNAY DYBRA LLC; DYNAMO BRASIL XIII LLC; SÃO FERNANDO IV FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FIA PREVIDENCIÁRIO; RAUTA FUNDO DE INVESTIMENTO EM ACOES; e TNAD FUNDO DE INVESTIMENTO EM AÇÕES.
pp. Júlio André Kogut

All others present:

JOÃO RICARDO DUCATTI
Fiscal Council and Audit Committee

LUIZ CARLOS NANNINI
Representative of the independent audit firm, Ernst & Young Auditores Independentes S.S.

CARLOS EDUARDO VITORELLO VIANNA
Company Accountant

COLIN BUTTERFIELD
Executive Officer - Food

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	August 2, 2012	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer